UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

BIOSITE INCORPORATED

(Name of Subject Company)

BIOSITE INCORPORATED

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, CA 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq. Vice President, Legal Affairs Biosite Incorporated 9975 Summers Ridge Road San Diego, CA 92121 (858) 805-2000	Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are copies of (i) a press release issued by Biosite Incorporated on March 25, 2007, (ii) a letter sent to employees by Biosite Incorporated on March 25, 2007 and (iii) an Employee Questions and Answers document provided to employees by Biosite Incorporated on March 25, 2007.

2

NEWS RELEASE

Contacts:	For Beckman Coulter
Robert Raynor
Director, Investor Relations
(714) 773-7620

For Biosite
Nadine Padilla
Vice President, Corporate & Investor Relations
(858) 805-2820

BECKMAN COULTER TO ACQUIRE BIOSITE INCORPORATED

• Creates Leading Position in U.S. Immunoassay Market Segment, Complementing Established Leadership Positions in U.S. Chemistry and Hematology Segments

• Combines Extensive Installed Base of Clinical Lab Systems with Top Developer of Novel Immunoassay Tests

• Expands Beckman Coulter’s Served Market to “Near-Patient” Testing and Extends Geographic Reach for Biosite’s Products

• Transaction Expected to Immediately Accelerate Revenue Growth, Improve Operating Margins and be Accretive to GAAP Earnings in 2008 and Beyond

FULLERTON, CA and SAN DIEGO, CA, March 25, 2007 - Beckman Coulter, Inc. (NYSE: BEC), a leading developer, manufacturer, and marketer of products that simplify, automate, and innovate complex biomedical tests, and Biosite® Incorporated (NASDAQ: BSTE), a leading biomedical company commercializing proteomics discoveries for the advancement of medical diagnosis, announced today that they have entered into a definitive merger agreement under which Beckman Coulter will acquire all of Biosite’s outstanding common stock in a cash tender offer of $85.00 per share, or approximately $1.55 billion on a fully diluted share basis. The proposed transaction is expected to immediately accelerate Beckman Coulter’s revenue growth, improve operating margins and be accretive to GAAP earnings in 2008 and beyond.

Scott Garrett, Beckman Coulter’s President and Chief Executive Officer, said, “This is an exciting transaction that grew out of our successful relationship with Biosite over the past four years in the area of B-type Natriuretic Peptide (BNP), a test that aids in the diagnosis, risk stratification and assessment of severity of heart failure and the risk stratification of patients with acute coronary syndromes. It will position Beckman Coulter as a leading provider of immunoassay tests, especially within cardiac diagnostics.  Biosite utilizes third-party distributors, and more than 85% of sales come from within the

United States.  A major source of value in the transaction is our ability to leverage our global commercial infrastructure and installed base to expand sales of Biosite’s immunoassay tests, including BNP.  Longer term, we will have significant opportunities to leverage Biosite’s pipeline of novel diagnostic tests across our large installed base of automated systems in hospital laboratories.  Additionally, the transaction will expand our offerings into near-patient testing, providing additional markets for many of our highest-value tests.”

Biosite’s Chairman and Chief Executive Officer, Kim Blickenstaff, stated, “We have enjoyed a close relationship with Beckman Coulter, and together we can enhance our delivery of high value diagnostic solutions that improve clinical and economic outcomes for acute diseases.  Our focus is clearly aligned with Beckman Coulter’s dedication to improving patient health and reducing the cost of care.  Beckman Coulter’s reputation and global infrastructure will be instrumental in expanding the market opportunity for our Triage® family of diagnostic products around the world.  Our board of directors believes that this transaction is in the best interest of our shareholders, employees and other stakeholders and has unanimously voted to recommend that Biosite shareholders tender their shares in this offer.”

Scott Garrett added, "We expect the transaction to be accretive to GAAP earnings in 2008, and we remain on track to achieve our full year 2007 outlook, as stated in our February 8 earnings release, excluding any impact from the Biosite acquisition. We expect significant revenue growth resulting from the improved effectiveness of our global commercial franchise selling BNP along with other cardiac markers.   Biosite will bring to Beckman Coulter an entrepreneurial culture and talented workforce recognized for product and market development.  Everyone at Beckman Coulter looks forward to expanding our collaboration with the Biosite team in San Diego and elsewhere, as we maintain and grow the center of excellence that Biosite has established.”

Beckman Coulter will promptly commence a tender offer for all of Biosite’s outstanding common stock.  The offer is conditioned upon at least a majority of the outstanding Biosite shares, determined on a fully diluted basis, being tendered, as well as the satisfaction of regulatory and other customary conditions.  Approval of the transaction by Beckman Coulter’s shareholders is not required.  It is currently expected that the transaction will close in the second quarter of 2007.

Advisors

Morgan Stanley is acting as financial advisor to Beckman Coulter in connection with the acquisition and is serving as dealer manager for the proposed tender offer.   Goldman Sachs is acting as financial advisor to Biosite.  Financing for the transaction has been fully committed by Morgan Stanley and

Citigroup.  Latham & Watkins, LLP is serving as legal counsel to Beckman Coulter and Cooley Godward Kronish LLP is serving as legal counsel to Biosite.

Investor Webcast Event

Beckman Coulter will host a webcast on Monday, March 26, 2007, at 8:30 am ET to discuss the transaction.  The audio portion of the event may be accessed by dialing (877) 516-3365 or (706) 679-3246 and asking for the Beckman Coulter conference call or reservation #3687656.

To participate via the website and obtain access to the presentation materials, please go to Beckman Coulter’s website at www.beckmancoulter.com and select “go to IR” under Investor Relations and find the call listed under “What’s Ahead”.  The webcast will be archived for future on-demand replay.

About Beckman Coulter

Beckman Coulter, Inc., based in Fullerton, California, develops, manufactures and markets products that simplify automate, and innovate complex biomedical tests.  More than 200,000 Beckman Coulter systems operate in laboratories around the world supplying critical information for improving patient health and reducing the cost of care.  Recurring revenues consisting of supplies, test kits, service and operating-type lease payments represent more than 75 percent of the company’s 2006 annual sales of $2.5 billion.  For more information, visit www.beckmancoulter.com.

About Biosite

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis.  The company’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions.  The Biosite Triage®  rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated closing of the above described acquisition, the expected effect of the acquisition on Beckman Coulter’s EPS, operating margins, and revenue growth, and its role in advancing Beckman Coulter’s business. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Beckman Coulter’s control. Among other things, these factors include the risk that the acquisition will not be completed because the tender offer did not proceed as anticipated or closing conditions to the acquisition were not satisfied. Other factors include the possibility that the company will not be able to obtain the leverage across the companies’ installed base that is anticipated, that the changes to infrastructure will not be realized or will cost more than anticipated, and that the Company’s financial results, including the number of shares outstanding, will be different from those anticipated when the effects on EPS, operating margins, and revenue growth were calculated. For a further list and description of risks and uncertainties associated with Beckman Coulter’s and Biosite’s businesses, see their reports filed with the Securities and Exchange Commission, including each company’s “Risk Factors” section in its most recent annual report on Form 10-K filed with the Securities and Exchange Commission. Beckman Coulter disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite.  The tender offer for the shares of Biosite has not commenced.  Shareholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares.  At the time the offer is commenced, Beckman Coulter and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC) and Biosite will file a Solicitation/Recommendation Statement with respect to the offer.  The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer.  The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Biosite at no expense to them.  The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.  Free copies of these documents are also available from Beckman Coulter.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Beckman Coulter and Biosite file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by Beckman Coulter and Biosite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Beckman Coulter’s and Biosite’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

March 25, 2007

Dear Biosite Employee:

Today we announced that Biosite has signed a definitive merger agreement with Beckman Coulter, under which Beckman Coulter will acquire Biosite in a cash tender offer for all of Biosite’s outstanding common stock at $85 per share, or approximately $1.6 billion on a fully diluted share basis.

Since 2003, Biosite and Beckman Coulter have enjoyed a successful relationship in the area of automated BNP testing, demonstrating that through a united effort we could enhance the delivery of high value diagnostic solutions that improve clinical and economic outcomes for acute diseases. Together we will assume a leadership position in immunoassay testing in the U.S., enhance our respective cardiac testing franchises and expand our market reach to provide customer choices across all sites of care.

While today’s announcement represents change for our company, we are excited by the opportunities it brings. Both Biosite and Beckman Coulter share a common vision that through innovative biomedical testing we can help our customers worldwide advance patient care. Our focus is clearly aligned with Beckman Coulter’s dedication to improving patient health and reducing the cost of care. Beckman Coulter’s reputation and global infrastructure will be instrumental in expanding the market opportunity for our Triage® family of diagnostic products around the world.

We recognize that you have questions about today’s announcement and, as always, we will do our best to keep you fully informed. Today’s press release issued today is included below and a Questions and Answers document is attached to this email.  In addition, a series of town hall meetings and conference calls for employees will be held this week. Russ Bell, Beckman Coulter SVP and Chief Scientific Officer, and Bob Hurley, SVP Human Resources and Communications, will be on hand to introduce their company and answer your questions. Beckman Coulter will also conduct an investor web cast at 8:30 a.m. Eastern on Monday morning. You can access it via their web site and it will be archived.

A schedule of employee events is included in this email. Please note, however, that at this time, events are still unfolding and there are likely to be many questions that we simply cannot answer at this early stage.  We encourage you to keep in touch with your director and, in addition, you should feel free to contact Nadine Padilla, Susan Schotthoefer or Suzy Zoumaras at any time with questions.

Throughout this process, it is important that our Company speaks with one voice.  Please forward any calls you might receive from the news media or other interested parties to Nadine Padilla, Biosite Vice President, Corporate & Investor Relations at x52820.

Biosite is a tremendous company, and our joining with Beckman Coulter is a testament to the significant value you, our talented employees, have created.  On behalf of Biosite’s Board and management team, we wish to thank you for your commitment and support as we join with Beckman Coulter in becoming a worldwide leader in biomedical testing.

Sincerely,

Kim Blickenstaff

Chairman and Chief Executive Officer

Ken Buechler

President and Chief Scientific Officer

Additional Information and Where To Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite.  The tender offer for the shares of Biosite has not commenced.   Stockholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Beckman Coulter and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC), and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) Beckman Coulter  by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Beckman Coulter  file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Biosite’s and Beckman Coulter’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

BIOSITE/BECKMAN COULTER

ACQUISITION ANNOUNCEMENT

EMPLOYEE QUESTIONS AND ANSWERS

March 25, 2007

In an effort to quickly and openly share information and answer some of the questions you may have regarding today’s acquisition announcement, the following Q&A has been prepared. This document is provided for your information only.  Inquiries from external parties, including investors and media, should be forwarded to Nadine Padilla, VP, Corporate & Investor Relations. After reviewing the Q&A document and participating in the meetings/conference calls we have scheduled regarding the acquisition, if you have unanswered questions, please contact your department Director or Vice President, Nadine Padilla or Suzy Zoumaras. You may also submit questions via email to mail to: insighter@biosite.com.  Please include “Acquisition Question” as the subject of your email.

We are committed to providing answers to your questions as quickly as possible and will provide regular updates as there is information to share. However, for legal reasons, please know that there will be certain information the company is prohibited from sharing.

General Topics

What was announced today?

Today we announced that Biosite Incorporated (“Biosite”) entered into a definitive merger agreement under which Beckman Coulter, a leading developer, manufacturer, and marketer of products that simplify, automate, and innovate complex biomedical tests, will acquire Biosite in a cash tender offer for all of Biosite’s outstanding common stock at $85.00 per share, or approximately $1.6 billion on a diluted share basis.

The offer price represents a 53.6% premium over the Company’s closing share price on Friday, March 23, 2007.

Why an acquisition and why now? Who proposed this acquisition  – Biosite or Beckman Coulter?

Interest from other companies is a normal aspect of business.  As you know, over the past four years we have enjoyed a successful relationship with Beckman Coulter related to automated BNP testing.  Given the value of Beckman Coulter’s offer and our common vision, we believed this agreement would be in the best interest of our stockholders.

Who is Beckman Coulter?

Beckman Coulter is a leading developer, manufacturer, and marketer of products that simplify, automate, and innovate complex biomedical tests. Beckman Coulter’s 2006 revenue was $2.53 billion.  They are headquartered in Fullerton, California, operate in more than 130 countries around the world and have more than 10,000 employees.

-more-

What are the benefits of this acquisition?

From a strategic business perspective the combination of the two companies will significantly enhance revenue growth beyond what Biosite could have achieved on a stand alone basis:

•                  Beckman Coulter’s reputation and global infrastructure will be instrumental in broadening the availability of our Triage® family of diagnostic products in both the U.S. and internationally.

•                  By joining together as one entity we can optimize the delivery of new products

•                  For Biosite shareholders the offer provides outstanding value — a 53.6% premium over the Company’s closing share price on Friday, March 23, 2007.  The outstanding value offered by Beckman Coulter is a testament to the hard work of Biosite’s talented employees.

Are there any integration risks that you can identify?  How do the companies’ cultures compare?

Our focus is clearly aligned with Beckman Coulter’s dedication to improving patient health and reducing the cost of care.  Additionally the two companies share a commitment to providing innovative products and outstanding service.

What happens to the Biosite Triage® brand?

Beckman Coulter appreciates the value of the brand we have created. We believe Beckman Coulter’s reputation and global infrastructure will be instrumental in broadening the U.S. and international penetration of our Triage family of diagnostic systems and tests.

Are there areas of duplication in product lines? If so, how will that be addressed?

We’ve only just announced the transaction.  We will communicate more details as they become available and once the integration teams have begun to assess our combined strengths.

Will this affect the launch of Biosite’s new products?

Part of the value of the combined organizations is based on our ability to continue to deliver new products to the market and we will continue to drive new product introduction.  As the companies begin the integration process in the coming days and weeks, additional details about current and new products will be provided.

How will Biosite Discovery be affected by this merger?

There are no plans to make any change to Biosite Discovery.  It is a key element of our business.

Transaction

How much is Beckman Coulter paying for this transaction? What are the terms of the acquisition? Is this a stock or cash transaction?

Beckman Coulter is offering to purchase Biosite’s outstanding common stock in a cash tender offer of $85.00 per share, or approximately $1.6 billion on a diluted share basis.  The offer price represents a 53.6% premium over the Company’s closing share price on Friday, March 23, 2007.

How long has this been going on?

Beckman Coulter and Biosite have had a close business relationship for the past four years related to automated BNP testing. This acquisition is a logical evolution of that relationship.

How confident are Biosite and Beckman Coulter that this transaction will go through?

Both Biosite and Beckman Coulter expect the transaction to close in the second quarter of 2007. Completion of this type of transaction is subject to customary closing conditions, including obtaining regulatory approvals.  In addition, it is also a condition to Beckman Coulter’s offer that holders of at least a majority of Biosite’s outstanding common stock (determined on a fully-diluted basis) tender their shares in the offer.

Have you received other proposals?  When?  What terms?

The details regarding the background of the merger process and other proposals will be available in the SEC filings relating to the acquisition.

What process did the Board follow in making its decision?

Biosite’s Board of Directors, in consultation with its financial and legal advisors, recently carefully reviewed the Beckman Coulter proposal and determined that is was in the best interests of Biosite’s shareholders.

What happens next?

Under the terms of the agreement, Beckman Coulter will initiate a cash tender offer to acquire Biosite’s outstanding common stock.  The offer price represents a 53.6% premium over the Company’s closing share price on Friday, March 23, 2007.

What will be the composition of the stockholder base for the combined company?

This is an all cash offer.  If the tender offer is successful, Biosite’s shareholders will receive cash for their shares and will not be shareholders of the combined company.

Will members of Biosite’s senior management team remain in place?

Beckman Coulter values the entire Biosite team and will be working with the management team of both companies to develop the optimal organizational structure and staffing.

How will the two companies bridge different cultures?

We have enjoyed a successful partnership and have gotten to know the Beckman team well over the last few years.  Our companies share similar values such as the spirit of innovation, and dedication to improving patient health and reducing the cost of care.

We will be forming integration teams dedicated to the following goals:

•                  Securing key talent

•                  Maintaining customer relationships and business continuity

•                  Developing and implementing programs to:

•                  Achievement of R&D milestones

•                  Sales effectiveness

•                  Expanding commercial footprint

•                  Distribution synergies

•                  Corporate synergies

Have you talked to your largest shareholders about the proposal/offer?  What have been their reactions?

We welcome the opinions of all of our shareholders and our Board is committed to continuing to make decisions that are in the best interests of the Company and its shareholders.  We expect that shareholders will be pleased with the all cash premium offer.

When will the transaction turn accretive? How will the transaction be accounted for?

The transaction is expected to be accretive in 2008. Questions regarding the accounting mechanics will need to be directed to Beckman Coulter.

Is the approval of both sets of shareholders required?

Because the acquisition is structured as a cash tender offer, our shareholders will be required to vote on the transaction only in the event certain levels of shares are tendered. The approval of Beckman Coulter’s shareholders is not required to complete the acquisition.

What is the regulatory review process?  Is this only an HSR filing, or must the FDA also conduct a review?

There will be a Hart-Scott-Rodino (HSR) filing relating to the acquisition, the approval of which is a condition to the closing of the acquisition and there may also be a need for other regulatory reviews outside the U.S..  The FDA does not need to review this transaction.

General Employee

What does this mean for employees? What should employees do as a result of today’s announcement?

In the short-term it is business as usual.  In fact, to maintain the value of the combined company we encourage everyone to stay focused on your job duties, the organizational priorities and participate in and support the integration efforts.  The best course of action for all of us is to remain focused on our priorities as we have been and that we all continue to serve our clients with the same quality and passion that they come to expect from us. What we commit to you is ongoing communication as there is relevant information to share.

It is also important to remember that formal integration won’t begin until after regulatory approval and the deal is closed.

Will this impact my job?

We do not have any information regarding specific actions that may result from today’s announcement.  We know that Biosite’s employees are the company’s most important asset and this interest in our company is a testament to the value you have created.

Will any Beckman Coulter or Biosite employees be laid off?  If so, how many and when would layoffs occur?

We will communicate more details as they become available and once the integration teams have begun to assess our combined strengths.   Key members of Beckman’s human resources team will be onsite this week to tell you more about the company and integration plans.

What should I tell people outside the Company who ask me about the announcement?

We announced that Beckman Coulter and Biosite have entered into a definitive merger agreement under which Beckman Coulter will acquire Biosite.  The details of the merger are available in the press release which is available at www.biosite.com. We do not have any information regarding specific actions that may result from today’s announcement.  For now, until the transaction closes, it is business as usual and we remain independent companies.    Also, for legal reasons, no employee should respond to media, investor or other inquiries about Beckman Coulter or Biosite or the transaction.  Please refer all inquiries to Nadine Padilla, Vice President, Corporate & Investor Relations.

When will you tell me more?

We will do our best to keep employees updated as this process unfolds; however, it is important to understand that the company must abide by certain legal and regulatory requirements throughout this process, which at times restricts our communications.

Will I be asked to relocate?

We do not have any information regarding specific actions that may result from today’s announcement.  However, at this time there are no plans to move or close the San Diego facility.

Will we still have our 2006 performance reviews in April? What about merit increases?

Yes, the focal review process, including performance appraisals and salary adjustments, will proceed as planned.

How will this affect my pay and benefits?

There will are no immediate changes to pay and benefits, apart from the salary adjustments associated with the focal review.  Part of the integration process will consider how best to align compensation and benefit programs and as a result there will likely be some changes to benefit plans in the future.

Employee Benefits

Will there be changes to our health care benefits? How and when will conversion to Beckman Coulter benefits occur?

There are no immediate changes to pay and benefits, apart from the salary adjustments associated with the focal review.  Part of the integration process will consider how best to align compensation and benefit programs and as a result there will likely be some changes to benefit plans in the future.

Will accrued vacation be carried forward when the acquisition closes?

Yes, as part of the agreement, there will be no loss in accrued vacation time.  Additional details regarding benefits will be provided in the coming weeks.

Employee Stock Options and ESPP

Can I buy or sell Biosite stock now?

As with any major announcement, Biosite has initiated a Company-wide trading lockup for all employees for 1 business day after the press release. All Biosite employees will be restricted from trading in Biosite stock on Monday, March 26th.  The trading window will re-open on Tuesday, March 27th for employees who are not subject to the Company’s normal Q1 trading blackout that is currently in effect, subject to any other trading blackout or in possession of material non-public information.  Employees that are subject to the pre-approval to trade provision of our Insider Trading Policy should continue to seek pre-approval prior to initiating any trades.

I own Biosite stock.  What will happen to my Biosite stock?

Beckman Coulter has made a cash tender offer of $85.00 per outstanding share of Biosite stock. In the near term, Biosite’s stock will continue to trade on Nasdaq as it has been. Stockholders that tender shares of common stock to Beckman Coulter, and provided that Beckman Coulter accepts that tender, would receive $85 per share tendered at the closing.

I have an option to purchase Biosite stock.  What will happen to that stock option?

Short Answer: At the closing of the merger, with limited exceptions the vesting of each stock option outstanding will be accelerated so that the option becomes fully vested and exercisable at the closing date. For instance, any stock option held by a person who, at the closing date, does not have a status that entitles them to accrue service towards the vesting in the stock option (e.g. a person on a leave of absence or a part-time employee).  In those situations, the stock option shall not become fully vested and exercisable unless and until such person returns to a status that would entitle such person to accrue service towards the vesting in the stock option.

Generally, each stock option will be converted into a new fully vested and exercisable stock option to purchase Beckman Coulter common stock, subject to certain restrictions.  The number of new stock options and their exercise price will be determined as of the closing date using defined formulas that in combination are designed to preserve the value of the stock options as though Biosite’s stock price were $85 per share at the closing date, despite changes in Beckman Coulter’s stock price that may occur between now and the closing date.

Detailed Answer: The acquisition consists of two steps; a cash tender offer for all of Biosite’s outstanding common stock at $85.00 per share, and a merger in which any Biosite shares outstanding as of the completion of the tender offer would be converted into the right to receive $85.00 per share in cash.  At the closing of the merger, each option to purchase shares of Biosite common stock that is outstanding immediately prior to the effective time of the merger will become fully vested and exercisable at the effective time of the merger and will be assumed by Beckman Coulter and converted into a fully vested and exercisable option (with the same terms and conditions as your original stock option agreement other than the modification to your vesting and exercisability terms and the modifications to the share number and exercise price described below) to purchase shares of Beckman Coulter common stock.

The number of shares of Beckman Coulter common stock issuable upon the exercise of an assumed option will be equal to the number of shares of Biosite common stock subject to the option immediately prior to the effective time of the merger multiplied by the ratio of $85.00 divided by Beckman Coulter’s stock price at the effective time of the merger, except that if Beckman Coulter’s stock price at the effective time of the merger is lower than $67.08, then the ratio will be $85.00 divided by $67.08, or 1.26714.  Fractional shares will be rounded down to the nearest whole share.

The per share exercise price of an assumed option will be determined by dividing the exercise price of the option in effect immediately prior to the merger by the ratio of $85.00 divided by Beckman Coulter’s stock price at the effective time of the merger, except that if Beckman Coulter’s stock price at the effective time of the merger is lower than $67.08, then the ratio will be that fraction that would result in the excess of Beckman Coulter’s stock price over the exercise price of the assumed option at the effective time of the merger to be equal to the aggregate excess, if any, of $85.00 over the exercise price of your Biosite option at the effective time of the merger. The resulting exercise price will be rounded up to the nearest whole cent.

For example:

If you were granted a stock option to purchase 1,000 shares of Biosite stock at $50.00 per share, and Beckman Coulter’s stock price at the effective time of the merger is $70.00, then the ratio described above will be 1.21429 (i.e., $85.00 divided by $70.00), and at the effective time of the merger you will have an option to purchase 1,214 shares of Beckman Coulter common stock at $41.18 per share.

1,000 x 1.21429 = 1,214	$50.00 divided by 1.21429 = $41.18

On the other hand, if Beckman Coulter’s stock price at the effective time of the merger is $65.00 (i.e., lower than $67.08), then the 1.26714 ratio described above will apply, and at the effective time of the merger you will have an option to purchase 1,267 shares of Beckman Coulter common stock.

1,000 x 1.26714 =  1,267

In addition, the aggregate excess, if any, of $85.00 over the exercise price of your Biosite option at the effective time of the merger would be $35,000 ($85.00-$50.00 multiplied by 1,000), so the exercise price of your assumed Beckman Coulter option would be $37.38 per share.

$65.00-$37.38 multiplied by 1,267 = approx. $35,000 (approximation due to rounding).

I am currently on a leave of absence or am currently working a part time schedule.  What will happen to my stock options?

If immediately prior to the effective time of the merger, you have an outstanding Biosite stock option but you do not have a status that entitles you to accrue service towards increased vesting in your option (such as leave of absence or part-time status), then your option will be assumed by Beckman Coulter but it will not become fully vested and exercisable until the time, if at all, that you return to a status that entitles you to accrue service towards increased vesting in your option.

Are there any additional items that I should be aware of in connection with the merger and my Biosite stock options?

Yes, if the conversion of your Biosite option as described in Q&A 3 above would result in a per-share exercise price of the corresponding Beckman Coulter option that is less than 3% of Beckman Coulter’s stock price at the effective time of the merger, then your Biosite option will instead be cancelled and terminated in exchange for a cash payment equal to the aggregate excess of $85.00 over the exercise price of your Biosite option immediately prior to the effective time of the merger.

Will the vesting schedule from my converted Biosite option change after the merger close?

Yes, your vesting schedule will change after the merger close.  Except in certain circumstances (summarized in Q&A 4 above), Beckman Coulter is assuming the original terms of your Biosite option grant except that your Biosite option will be converted into a fully vested and exercisable right to purchase shares of Beckman Coulter common stock after the effective time of the merger.

If I terminate, will I still have 90 days to exercise my converted Biosite vested options?

Yes, Beckman Coulter is assuming the terms of the Biosite equity incentive plan under which your option was originally granted, so except for the modifications described above, all of the terms and conditions of your Biosite option will survive, including the 90 day post-termination exercise provision.

I have unvested stock options that are ISO’s.  Will these retain their ISO status upon the merger close?

It is Biosite and Beckman Coulter’s intention that to the extent possible under the circumstances, each assumed Biosite option will qualify for ISO tax treatment to the extent it qualified as an ISO prior to the effective time of the merger.

How can I find out how many options I have outstanding?

All stock option information is available for viewing through E*TRADE, Biosite’s corporate contact for stock plan purposes. You may view your option account information at any time online at www.etrade.com or by calling the E*TRADE interactive voice response system.

During the period prior to the merger close date, how can I exercise my Biosite options?

E*TRADE is still Biosite’s exclusive corporate contact for stock plan purposes. No changes in the process of exercising your options will occur at this time. Therefore, you should continue to manage any option exercises through E*TRADE by utilizing the E*TRADE web site located at www.etrade.com, automated telephone system, or by speaking with a financial service associate.

TRADE HELP CENTER - stockplans@etrade.com

E*TRADE customer service – 1.800.838.0908

How do I exercise my assumed Biosite options after the merger close date?

E*TRADE will continue to be your exclusive corporate contact for stock plan purposes until you are notified otherwise. You should continue to manage any option exercises through E*TRADE by utilizing the E*TRADE web site at www.etrade.com, automated telephone system, or by speaking with a financial service associate.

TRADE HELP CENTER - stockplans@etrade.com

E*TRADE customer service – 1.800.838.0908

Of course, you remain subject to the trading restrictions described in Q&A 1 above and in Biosite’s insider trading policy.

Will I receive additional new options following the effective time of the merger?

Any new option grants following the effective time of the merger will be at the discretion of Beckman Coulter.

Will my Biosite tax basis change as a result of the merger?

We urge you to consult your own tax advisor regarding the tax consequences of the proposed merger in light of your personal circumstances.

What will happen to the Biosite ESPP shares that I have previously purchased in connection with Biosite’s ESPP program?

The ESPP shares you have purchased as an employee of Biosite will be treated like other outstanding shares of Biosite common stock in the acquisition.  See Q&A 2 above.

How can I find out how many Biosite ESPP shares I own today?

All ESPP information is available for viewing through E*TRADE, Biosite’s corporate contact for stock plan purposes. You may view your stock plan account information at any time online at www.etrade.com or by calling the E*TRADE interactive voice response system.

What will happen to Biosite’s ESPP as a result of the Beckman Coulter merger?

Prior to the effective time of the merger there will be a final purchase under Biosite’s existing ESPP.  Any contributions you have made towards the purchase of Biosite ESPP stock as of the final purchase date will be used to purchase ESPP stock in connection with this final purchase.  Each share purchased pursuant to this final Biosite ESPP purchase will automatically be converted into the right to receive a cash payment equal to $85.00 per share in the merger.

No further offering or purchase periods will begin under the Biosite ESPP.

Does Beckman Coulter have an ESPP, and if so, when can I enroll in the Plan?

Yes, Beckman Coulter does have an ESPP. Additional information related to the Beckman Coulter ESPP and how to participate in the Beckman Coulter ESPP will be forthcoming.

Who can I contact for additional information related to my Biosite stock, options and/or ESPP?

Employees, please contact Robyn Shutak, at rshutak@biosite.com

Additional Information and Where To Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite.  The tender offer for the shares of Biosite has not commenced.   Stockholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Beckman Coulter and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC), and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) Beckman Coulter  by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Beckman Coulter  file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter  at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Biosite’s and Beckman Coulter’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Employee Sales and Partnership

What should we say to customers?

Reassure customers that it is business as usual at Biosite. Longer term, we expect this transaction will create real benefits for our customers.

Why is this good for customers?

The acquisition, which we expect will be complete in the second quarter of 2007, will combine many of Biosite’s strengths – including an outstanding portfolio of novel immunoassay tests and product pipeline of high-value diagnostic solutions – with Beckman Coulter’s greatest attributes— its broad base of testing instruments and work cells as well as the infrastructure and access to markets worldwide.

Together we will continue the leadership position in immunoassay testing in the U.S., enhance our respective cardiac testing franchises and expand our market reach to provide customer choices across all sites of care.

How will this change the products I can sell - will I sell Beckman Coulter products, will they take some of mine or will we keep our products separate?

For now, until the transaction closes, it is business as usual and we remain independent companies.

Will my customer’s contract be affected by this?

We’ve only just announced the transaction.  We will communicate more details as they become available and once the integration teams have begun to assess our combined strengths.

Whom do customer’s contact with product/technical related questions?

For now, until the transaction closes, it is business as usual and we remain independent companies.  Customers should continue to contact Customer/Technical Service and their sales contacts.

Will this affect test reimbursement?

We do not expect the transaction to affect reimbursement of our products.

Will this disrupt customer’s ability to receive your products?

No.

For Additional Information:

INTERNAL RESOURCES:

Q&A

Employee Meeting

CC

EXTERNAL RESOURCES

A press release regarding Biosite’s acquisition can be found in the Press Room on www.Biosite.com

Additional Information and Where To Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite.  The tender offer for the shares of Biosite has not commenced.   Stockholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Beckman Coulter and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC), and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents

(when they become available) from (i) Beckman Coulter  by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Beckman Coulter  file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter  at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Biosite’s and Beckman Coulter’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.